FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-31472

CHC Helicopter Corporation

(Translation of registrant’s name into English)

Hangar No. 1

St. John’s Airport

P.O. Box 5188, St. John’s NL

Canada

A1C 5V5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F      Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CHC HELICOPTER CORPORATION

Press Release

Attention Business Editors:

CHC Helicopter Corporation Prices Private Placement of Senior Subordinated Notes due 2014

    ST. JOHN’S, NL, April 21 /CNW/ - CHC Helicopter Corporation (TSX: FLY.A and FLY.B; NYSE: FLI) announced today that it has priced an offering pursuant to Rule 144A and Regulation S of the U.S. Securities Act of 1933, as amended, of US $250 million aggregate principal amount of 7 3/8% senior subordinated notes due May 1, 2014, issued at a discount of 99.455% to yield 7.453%.  The notes are guaranteed by each of the Company’s subsidiaries that guarantee the Company’s senior credit facility.  Closing is anticipated to occur on April 26, 2004.

    The net proceeds of the offering will be used to settle the Company’s tender offer and related consent solicitation in respect of its outstanding (euro) 94.3 million 11 3/4% Senior Subordinated Notes due 2007, including payment of the related premium, accrued interest and related fees and expenses.  The Company will use the balance of the net proceeds of the offering to repay or refinance outstanding indebtedness.

    The notes will be offered in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended.  Certain of these securities may also be offered to non-U.S. persons outside of the United States pursuant to Regulation S under the Securities Act.  The notes will not be and have not been registered under the Securities Act, or any state securities laws, and will not be offered or sold in the United States absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.  The notes will not be offered in Canada other than pursuant to exemptions from prospectus requirements of applicable securities laws.

                     This press release does not constitute an offer to sell or the solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.  The notes may be offered only by means of an offering memorandum.

For further information: Jo Mark Zurel, Senior Vice-President & Chief

Financial Officer, (709) 570-0567; Derrick Sturge, Vice President Finance &

Corporate Secretary, (709) 570-0713; Chris Flanagan, Director of

Communications, (709) 570-0749.

 SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHC HELICOPTER CORPORATION

Dated: April 23, 2004	By:	/s/ Jo Mark Zurel
Name: Jo Mark Zurel
Title: Senior Vice-President and Chief Financial Officer